Exhibit 1

“Similarly, major hotel brands like Marriott, Hilton, IHG, and Hyatt are pervasive and competitive. They collectively control about 100 brands across all tiers of service. With that competitive landscape in mind, the proposed merger between two smaller hospitality companies, Choice Hotels and Wyndham Hotels & Resorts, will make the combined company a stronger competitor in an already competitive field. Regarding competition, this merger has a clear regulatory path to close. How? Per new merger guidelines issued by the U.S. Department of j ustice and the Federal Trade Commission in December of last year, ‘a merger that creates a firm with a share over thirty percent is also presumed to substantially lessen competition or tend to create a monopoly.’ Together, Choice and Wyndham will only account for 10% of U.S. room revenue.”